Exhibit 99.1

CARDIOL THERAPEUTICS INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025

(EXPRESSED IN CANADIAN DOLLARS) (UNAUDITED)

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Financial Position (Expressed in Canadian Dollars) Unaudited

	As at September 30, 2025	As at December 31, 2024
ASSETS

Current assets
Cash and cash equivalents (note 3)	$11,622,408	$30,580,029
Accounts receivable	37,494	100,366
Other receivables	158,386	261,255
Prepaid expenses	988,532	726,509
Total current assets	12,806,820	31,668,159

Non-current assets
Property and equipment (note 4)	140,981	195,592
Total assets	$12,947,801	$31,863,751

EQUITY AND LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$3,252,727	$6,976,736
Current portion of lease liability (note 5)	36,925	33,009
Total current liabilities	3,289,652	7,009,745

Non-current liabilities
Lease liability (note 5)	97,274	125,523
Total liabilities	3,386,926	7,135,268

Equity
Share capital (note 7)	187,362,629	179,335,421
Contributed surplus	28,102,576	24,647,163
Deficit	(205,904,330)	(179,254,101)
Total equity	9,560,875	24,728,483
Total equity and liabilities	$12,947,801	$31,863,751

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Commitments (note 11)

Subsequent events (notes 8 and 14)

Approved on behalf of the Board:

“David Elsley”, Director	“Guillermo Torre-Amione”, Director

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Expressed in Canadian Dollars) Unaudited

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2025	2024	2025	2024
Operating expenses (notes 8, 12, 13)
General and administration (note 12)	$5,393,522	$10,389,712	$15,009,650	$20,503,966
Research and development (note 12)	4,786,578	3,750,688	11,275,671	9,783,261
Loss before other income	(10,180,100)	(14,140,400)	(26,285,321)	(30,287,227)
Interest income (note 3)	122,256	201,864	551,192	886,567
Gain (loss) on foreign exchange	93,563	(142,033)	(872,176)	638,919
Change in derivative liability (note 6)	-	1,352,085	-	234,529
Other income	-	-	-	28,223
Net loss and comprehensive loss for the period	$(9,964,281)	$(12,728,484)	$(26,606,305)	$(28,498,989)

Basic and diluted net loss per share (note 10)	$(0.12)	$(0.18)	$(0.32)	$(0.42)
Weighted average number of common shares outstanding	84,727,401	69,841,202	83,337,682	68,621,684

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Cash Flows (Expressed in Canadian Dollars) Unaudited

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2025	2024
Operating activities
Net loss and comprehensive loss for the period	$(26,606,305)	$(28,498,989)
Adjustments for:
Depreciation of property and equipment	76,007	114,263
Amortization of intangible assets	-	210,358
Share-based compensation (note 8)	7,686,761	11,130,090
Change in derivative liability	-	(234,529)
Unrealized foreign exchange (gain)/loss on cash	299,601	(286,123)
Accretion on lease liability	17,199	19,332
Changes in non-cash working capital items:
Accounts receivable	62,872	85,666
Other receivables	102,869	(72,500)
Prepaid expenses	(262,023)	(188,553)
Accounts payable and accrued liabilities	(6,333)	(1,746,589)
Net cash used in operating activities	(18,629,352)	(19,467,574)

Investing activities
Purchase of property and equipment	(21,396)	(15,131)
Net cash used in investing activities	(21,396)	(15,131)

Financing activities
Proceeds from stock options exercised	34,260	177,510
Payment of lease liability	(41,532)	(27,688)
Net cash provided by (used in) financing activities	(7,272)	149,822
Net change in cash and cash equivalents	(18,658,020)	(19,332,883)
Cash and cash equivalents, beginning of period	30,580,029	34,931,778
Impact of foreign exchange on cash and cash equivalents	(299,601)	286,123
Cash and cash equivalents, end of period	$11,622,408	$15,885,018

Supplemental information
Deferred share issuance costs included in accounts payable and accrued liabilities	$(43,924)	$-
Accounts payable and accrued liabilities settled through equity	$3,761,600	$-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Changes in Equity (Expressed in Canadian Dollars) Unaudited

	Share capital
	Number	Amount	Warrants	Contributed surplus	Deficit	Total
Balance, December 31, 2023	65,352,279	$148,519,136	$3,517,867	$18,786,306	$(142,576,802)	$28,246,507
Deferred share issuance costs	-	-	-	-	(623,743)	(623,743)
Fair value of expired warrants	-	-	(3,517,867)	3,517,867	-	-
Restricted share units exercised	2,019,685	2,896,211	-	(2,896,211)	-	-
Stock options exercised	175,000	177,510	-	-	-	177,510
Fair value of stock options exercised	-	99,263	-	(99,263)	-	-
Share-based compensation (note 8)	-	-	-	11,130,090	-	11,130,090
Performance share units exercised	2,650,000	2,939,038	-	(2,939,038)	-	-
Net loss and comprehensive loss for the period	-	-	-	-	(28,498,989)	(28,498,989)
Balance, September 30, 2024	70,196,964	$154,631,158	$-	$27,499,751	$(171,699,534)	$10,431,375

Balance, December 31, 2024	82,608,992	$179,335,421	$-	$24,647,163	$(179,254,101)	$24,728,483
Deferred share issuance costs	-	-	-	-	(43,924)	(43,924)
Restricted share units exercised	271,485	568,836	-	(568,836)	-	-
Stock options exercised	25,000	34,260	-	-	-	34,260
Fair value of stock options exercised	-	22,033	-	(22,033)	-	-
Performance share units exercised	4,550,245	7,402,079	-	(7,402,079)	-	-
Share-based compensation (note 8)	-	-	-	11,448,361	-	11,448,361
Net loss and comprehensive loss for the period	-	-	-	-	(26,606,305)	(26,606,305)
Balance, September 30, 2025	87,455,722	$187,362,629	$-	$28,102,576	$(205,904,330)	$9,560,875

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025

(Expressed in Canadian Dollars)
Unaudited

1.	Nature of operations

Cardiol Therapeutics Inc. was incorporated under the laws of the Province of Ontario on January 19, 2017. The Corporation's registered and legal office is located at 2265 Upper Middle Rd. E., Suite 602, Oakville, Ontario, L6H 0G5, Canada.

Cardiol Therapeutics Inc. and its subsidiary (the "Corporation" or "Cardiol") is a clinical-stage life sciences company advancing late-stage, anti-inflammatory and anti-fibrotic therapies for heart disease. The Corporation’s lead small molecule drug candidate, CardiolRx™, modulates inflammasome pathway activation, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with pericarditis, myocarditis, and heart failure.

On December 20, 2018, the Corporation completed its initial public offering on the Toronto Stock Exchange (the "TSX") and its common shares commenced trading on the TSX under the symbol "CRDL". On August 10, 2021, the Corporation's common shares commenced trading on The Nasdaq Capital Market under the symbol "CRDL".

2.	Material accounting policy information

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively “IFRS Accounting Standards”).

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis. In addition, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRS Accounting Standards issued and outstanding as of November 7, 2025, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended December 31, 2024.

Any subsequent changes to IFRS Accounting Standards that are given effect in the Corporation’s annual consolidated financial statements for the year ending December 31, 2025, could result in restatement of these unaudited condensed interim consolidated financial statements.

3.	Cash and cash equivalents

Interest earned on cash and cash equivalents for the three and nine months ended September 30, 2025, amounted to $122,256 and $551,192 (three and nine months ended September 30, 2024 - $201,864 and $886,567).

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025

(Expressed in Canadian Dollars)
Unaudited

4.	Property and equipment

	Right-of-		Leasehold	Office	Computer
Cost	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2023	$341,238	$219,809	$237,248	$66,864	$128,657	$993,816
Additions	-	-	-	-	21,290	21,290
Disposals	-	(46,855)	-	-	-	(46,855)
Balance, December 31, 2024	341,238	172,954	237,248	$66,864	$149,947	$968,251
Additions	-	-	-	1,937	19,459	21,396
Balance, September 30, 2025	$341,238	$172,954	$237,248	$68,801	$169,406	$989,647

	Right-of-		Leasehold	Office	Computer
Accumulated Depreciation	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2023	$196,668	$131,722	$207,552	$40,355	$80,461	$656,758
Depreciation for the year	63,984	26,426	29,696	5,302	17,994	143,402
Disposals	-	(27,501)	-	-	-	(27,501)
Balance, December 31, 2024	$260,652	$130,647	$237,248	$45,657	$98,455	$772,659
Depreciation for the period	47,988	9,519	-	3,181	15,319	76,007
Balance, September 30, 2025	$308,640	$140,166	$237,248	$48,838	$113,774	$848,666

	Right-of-		Leasehold	Office	Computer
Carrying value	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2024	$80,586	$42,307	$-	$21,207	$51,492	$195,592
Balance, September 30, 2025	$32,598	$32,788	$-	$19,963	$55,632	$140,981

5.	Lease liability

Carrying
Value
Balance, December 31, 2023	$174,340
Repayments	(41,532)
Accretion	25,724
Balance, December 31, 2024	$158,532
Repayments	(41,532)
Accretion	17,199
Balance, September 30, 2025	$134,199
Current portion	36,925
Long-term portion	$97,274

(i) When measuring the lease liability for the property lease that was classified as an operating lease, the Corporation discounted the lease payments using its incremental borrowing rate. The original property lease had an expiration date of May 31, 2024, and the lease payments were discounted with a 9% interest rate. During the year ended December 31, 2023, the property lease was extended to October 30, 2028. The lease liability was revalued as of the extension date with lease payments discounted with a 15% interest rate.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2025

(Expressed in Canadian Dollars)
Unaudited

6.	Derivative liability

On November 5, 2021, the Corporation issued 8,175,000 warrants as part of a unit financing. Each warrant was exercisable into one common share at the price of USD$3.75 per share for a period of three years from closing. The warrants were classified as a derivative liability on the statement of financial position and re-valued at each reporting date, as the warrants were issued in a currency other than the Corporation's functional currency. During the three and nine months ended September 30, 2024, the value of the derivative liability decreased by $1,352,085 and $234,529. During 2024, all 8,175,000 warrants expired unexercised.

7.	Share capital

a) Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b) Common shares issued	Number of
	common shares	Amount
Balance, December 31, 2023	65,352,279	$148,519,136
Restricted share units exercised (note 8)	2,019,685	2,896,211
Fair value of stock options exercised (note 8)	-	99,263
Stock options exercised (note 8)	175,000	177,510
Performance share units exercised (note 8)	2,650,000	2,939,038
Balance, September 30, 2024	70,196,964	$154,631,158

Balance, December 31, 2024	82,608,992	$179,335,421
Restricted share units exercised (note 8)	271,485	568,836
Stock options exercised (note 8)	25,000	34,260
Fair value of stock options exercised (note 8)	-	22,033
Performance share units exercised (note 8)	4,550,245	7,402,079
Balance, September 30, 2025	87,455,722	$187,362,629

8.	Share-based payments

The Corporation has adopted an Omnibus Equity Incentive Plan in accordance with the policies of the TSX, which permits the grant or issuance of options, Restricted Share Units ("RSUs"), Performance Share Units ("PSUs"), and Deferred Share Units ("DSUs"), as well as other share-based payment arrangements. The maximum number of shares that may be issued upon the exercise or settlement of awards granted under the plan may not exceed 15% of the Corporation's issued and outstanding shares from time to time. The Board of Directors determines the price per common share and the number of common shares which may be allotted to directors, officers, employees, and consultants, and all other terms and conditions of the option, subject to the rules of the TSX.

During the three and nine months ended September 30, 2025, the total expenses related to share-based compensation amounted to $3,999,605 and $7,686,761 (three and nine months ended September 30, 2024 - $8,422,404 and $11,130,090).

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025

(Expressed in Canadian Dollars)
Unaudited

8.	Share-based payments (continued)

(a) Stock Options	Number of	Weighted average
	stock options	exercise price ($)
Balance, December 31, 2023	1,732,500	$2.44
Issued	455,000	2.56
Expired	(555,000)	2.15
Exercised (i)	(175,000)	1.01
Balance, September 30, 2024	1,457,500	$2.77

Balance, December 31, 2024	1,487,500	$2.76
Issued	1,560,000	1.65
Expired	(350,000)	3.05
Exercised (ii)	(25,000)	1.37
Cancelled (iii)	(1,000,000)	1.63
Balance, September 30, 2025	1,672,500	$2.35

(i) The weighted average share price on date of exercise was $2.62.

(ii) The weighted average share price on date of exercise was $1.70.

(iii) During the period ended September 30, 2025, the Corporation cancelled 1,000,000 stock options held by a consultant, and issued 400,000 PSUs of the Corporation to replace the cancelled stock options. The cancelled stock options were revalued as of the grant date of the PSUs using the Black-Scholes option pricing model with weighted average assumptions that correspond to their time to maturity. The following weighted average assumptions were used for the calculation:

Fair value of stock options at cancellation date	$0.95
Share price	$1.97
Exercise price	$1.54
Risk-free interest rate	2.69%
Expected volatility	80%
Expected life in years	1.67
Expected dividend yield	Nil

The remaining unvested fair value of the cancelled options converted into PSUs will be recorded as share-based compensation expenses.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025

(Expressed in Canadian Dollars)
Unaudited

8.	Share-based payments (continued)

(a)	Stock Options (continued)

At the grant date, the fair value of stock options issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Nine Months Ended September 30, 2025	NIne Months Ended September 30, 2024
Fair value of stock options at grant date	$0.79	$1.79
Share price	$1.66	$2.83
Exercise price	$1.65	$2.56
Risk-free interest rate	2.61%	3.83%
Expected volatility	84%	93%
Expected life in years	2.61	3.13
Expected dividend yield	Nil	Nil

The following table reflects the actual stock options issued and outstanding as of September 30, 2025:

Expiry date	Exercise price ($)		Weighted average remaining contractual life (years)	Number of options outstanding	Number of options vested (exercisable)
April 1, 2026	5.77		0.50	60,000	60,000
December 8, 2026	3.59		1.19	325,000	325,000
January 11, 2027	2.18		1.28	220,000	220,000
March 1, 2027	2.56		1.42	200,000	200,000
March 9, 2027	1.57	(i)	1.44	200,000	100,000
May 12, 2027	1.46		1.61	70,000	70,000
September 13, 2027	1.61		1.95	207,500	207,500
July 21, 2028	1.67		2.81	50,000	-
July 7, 2029	2.07		3.77	30,000	10,000
August 19, 2029	1.50		3.89	30,000	-
May 25, 2030	1.52	(i)	4.65	120,000	-
May 25, 2030	2.12		4.65	100,000	-
May 29, 2030	1.61	(i)	4.66	60,000	-
	2.35		2.07	1,672,500	1,192,500

(i)    Denotes exercise price in USD; these amounts were translated to CAD for presentation purposes at the September 30, 2025 rate of 1.39.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025

(Expressed in Canadian Dollars) Unaudited

8.	Share-based payments (continued)

(b)	Performance Share Units

Number of PSUs
Balance, December 31, 2023	2,000,000
Issued (i)	1,200,000
Redeemed (iii)	(2,650,000)
Balance, September 30, 2024	550,000

Balance, December 31, 2024	-
Issued (i), (ii)	5,266,000
Redeemed (iv)	(4,586,245)
Balance, September 30, 2025	679,755

(i)     Grants of PSUs require completion of certain performance criteria specific to each grant. As the fair value of the services for certain PSUs issued cannot be reliably measured, the fair value was determined on the basis of the equity issued. The fair value of PSUs granted was determined based on the Corporation's share price, adjusted by the estimated likelihood of the performance conditions being met.

(ii)    During the three and nine months ended September 30, 2025, the Corporation settled $3,761,600 of accounts payable and accrued liabilities through PSUs valued at $4,289,960.

(iii)	The weighted average share price on date of exercise was $2.23.

(iv)	The weighted average share price on date of exercise was $1.65.

The following table reflects the actual PSUs issued and outstanding as of September 30, 2025:

	Weighted average remaining	Number of	Number of PSUs
Expiry date	contractual life (years)	PSUs outstanding	vested (exercisable)
December 31, 2025	0.25	679,755	98,731

(i)	Subsequent to September 30, 2025, 2,621,000 PSUs were issued.

(ii)	Subsequent to September 30, 2025, 983,592 PSUs were redeemed.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025

(Expressed in Canadian Dollars)

Unaudited

8.	Share-based payments (continued)

(c) Restricted Share Units	Number of
RSUs
Balance, December 31, 2023	3,544,887
Issued (i)	3,686,000
Redeemed (ii)	(2,019,685)
Balance, September 30, 2024	5,211,202

Balance, December 31, 2024	4,852,299
Issued (i)	147,242
Redeemed (iii)	(271,485)
Balance, September 30, 2025	4,728,056

(i) The fair value of RSUs granted was determined based on the Corporation's share price.
(ii) The weighted average share price on date of redemption was $1.78.
(iii) The weighted average share price on date of redemption was $1.49.
The following table reflects the actual RSUs issued and outstanding as of September 30, 2025:

	Weighted average remaining	Number of	Number of RSUs
Expiry date	contractual life (years)	RSUs outstanding	vested (exercisable)
July 10, 2027	1.78	3,122,248	1,457,252
July 31, 2027	1.83	1,425,692	1,425,692
October 31, 2027	2.08	32,874	32,874
September 30, 2030	5.00	147,242	-
	1.41	4,728,056	2,915,818

9.	Warrants

	Number of warrants	Amount
Balance, December 31, 2023	11,628,178	$3,517,867
Expired	(3,453,178)	(3,517,867)
Balance, September 30, 2024	8,175,000	$-

Balance, December 31, 2024 and September 30, 2025	-	$-

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025

(Expressed in Canadian Dollars)

Unaudited

10.	Loss per share

For the three and nine months ended September 30, 2025, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $9,964,281 and $26,606,305 (three and nine months ended September 30, 2024 - $12,728,484 and $28,498,989) and the weighted average number of common shares outstanding of 84,727,401 and 83,337,682 (three and nine months ended September 30, 2024 - 69,841,202 and 68,621,684). Diluted loss per share did not include the effect of stock options, PSUs, RSUs, and warrants as they are anti-dilutive.

11.	Commitments

(i)       The Corporation has leased premises with third parties. The minimum committed lease payments, which include the lease liability payments shown as base rent, are approximately as follows:

	Base rent	Variable rent	Total
2025	$13,844	$12,961	$26,805
2026	55,376	51,846	107,222
2027	55,376	51,846	107,222
2028	46,146	43,205	89,351
	$170,742	$159,858	$330,600

(ii)      The Corporation has signed various agreements with consultants to provide services. Under the agreements, the Corporation has the following remaining commitments.

2025	$186,128
2026	84,679
2027	34,802
Total	$305,609

(iii)     Pursuant to the terms of agreements with various other contract research organizations, the Corporation is committed for the following contract research services:

2025	$320,967
2026	912,984
2027	55,675
2028	44,470
2029	27,005
Total	$1,361,101

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025

(Expressed in Canadian Dollars)

Unaudited

12.	Operating expenses

The following details highlight certain non-cash components of the research and development and general and administration expenses. Remaining research and development and operating expenses include personnel costs and expenses paid to third parties:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
General and administration expenses Depreciation of property and equipment	$25,551	$32,954	$76,007	$114,263
Amortization of intangible assets	-	168,136	-	210,358
Non-cash share-based compensation	3,306,682	7,449,978	6,373,154	10,078,091
Research and development expenses Non-cash share-based compensation	$692,923	$972,426	$1,313,607	$1,051,999

13.	Related party transactions

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Corporation directly or indirectly, and include any directors (executive and non-executive) of the Corporation. Remuneration of directors and key management personnel of the Corporation was as follows:

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2025	2024	2025	2024
Salaries and benefits	$570,978	$567,797	$2,446,705	$2,372,536
Share-based payments	248,951	2,175,162	1,187,740	2,450,893
	$819,929	$2,742,959	$3,634,445	$4,823,429

As at September 30, 2025, $nil (December 31, 2024 - $nil) was owed to key management personnel.

14.	Subsequent event

Subsequent to September 30, 2025, the Corporation announced the completion of an US$11.4 million financing through the issuance of 11,425,000 common share units at USD$1.00 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at the price of USD$1.35 per share for a period of two years from closing. The warrants include an acceleration provision, allowing the Corporation to advance their expiry to the 30th day following the issuance of a news release if the daily volume-weighted average trading price of the common shares exceeds US$2.00 for five consecutive trading days.